SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/29/19



___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
396,087

8. SHARED VOTING POWER
315,238

9. SOLE DISPOSITIVE POWER
396,087
_______________________________________________________

10. SHARED DISPOSITIVE POWER
315,238



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
711,325 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.60%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________



Item 1. SECURITY AND ISSUER

TThis statement constitutes Amendment #1 to the schedule 13d filed April 30, 2019. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the DEF 14A filed on September 30, 2019, there were 6,133,659 shares of common stock outstanding as of August 16, 2019. The percentages set forth herein were derived using such number.

As of October 31, 2019, Phillip Goldstein is deemed to be the beneficial owner of 711,325 shares of CUBA (representing 11.60% of CUBA's outstanding shares) solely by virtue of his power to direct the vote of,and dispose of, these shares. These 711,325 shares of CUBA include 396,087 shares (representing 6.46% of CUBA's outstanding shares) that are beneficially owned by Mr. Goldstein.

All other shares included in the aforementioned 711,325 shares of CUBA beneficially owned by Phillip Goldstein (solely by virtue of his power to sell or direct the vote of these shares) are also beneficially owned by individuals and entities who are not members of any group. The total number of these "non-group" shares is 315,238 (representing 5.14% of CUBA's outstanding shares).

(b)Phillip Goldstein has sole power to dispose of and vote 396,087 shares. Certain other individuals and entities have shared power to dispose of and vote 315,238 shares.


c) During the past 60 days the following shares of CUBA were purchased:

Date:		        Shares:		Price:
10/31/19		35,000		6.4600
10/29/19		18,223		6.4500
10/24/19		20,000		6.4900
10/23/19		5,000		6.5000
10/08/19		2		6.1900
10/02/19		5,000		6.1500
09/30/19		4,700		6.3300



d) Beneficial owners of the shares are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
N/A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


By: /S/ Phillip Goldstein
Name:   Phillip Goldstein
Date:   11/1/19